Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 14, 2025

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 2 to Registration Statement on Form F-1 filed April 10, 2025

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s amendment No. 3 to the registration statement on Form F-1 (the “Amendment No. 3 to the Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 11, 2025 on the Company’s amendment No. 2 to registration statement on Form F-1 filed on April 10, 2025 (the “Registration Statement”). The Company has responded to the Staff’s comments by revising the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. The Company has included page numbers to refer to the location in the Amendment No. 3 to the Registration Statement where the language addressing a particular comment appears.

The Company plans to request that the Registration Statement be declared effective on April 16, 2025, subject to market conditions. The Company, together with the underwriters, will file joint acceleration requests in time once the outstanding comments are resolved. The Company would greatly appreciate the Staff’s assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 2 to Registration Statement on Form F-1 filed April 10, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Fair value of our ordinary shares, page 99

1.	Please provide us an analysis with quantified explanations for the difference between the recent valuation of your ordinary shares used for your share-based compensation awards on November 27, 2024 leading up to the IPO and the estimated offering price.

The Company respectfully advises the Staff that it preliminarily determined the preliminary price range for this offering to be US$26.0 to US$28.0 per Class A ordinary share (the “Preliminary Price Range”), resulting in a mid-point price of US$27.0, or RMB197.08, per Class A ordinary share (the “IPO Mid-point Price”). As is typical in IPOs, the Preliminary Price Range was not directly derived from a specific valuation model, but was determined by discussions between the Company and the underwriters with reference to the underlying valuation model and other market-driven factors. Accordingly, the Preliminary Price Range was determined mainly based upon (i) the Company’s growth and earnings prospects, (ii) performance of recent IPOs and subsequent stock trading performance of the Company’s industry peers, and (iii) other inputs received from the underwriters and investors. The increase of 92.8% in the valuation applied on November 27, 2024 of RMB102.21 per ordinary share to the IPO Mid-point Price is mainly attributable to the following factors:

•	The IPO Mid-point Price was determined based solely on an IPO scenario and does not incorporate probability weighting across multiple exit outcomes, in contrast to the Company’s ordinary share valuation in November 2024. Such earlier valuation reflected a range of potential outcomes—some of which assumed no IPO—and accordingly resulted in a substantially lower fair value.

o	Following the CSRC’s approval of the Company’s filing for this offering in March 2025 (which was subject to significant uncertainty in November 2024), the filing of the preliminary prospectus, and the commencement of the roadshow, several valuation parameters were changed to reflect the increased certainty of an IPO. Specifically: (i) the probability of completing an IPO would increase from 70% to 100%, and (ii) the DLOM would decrease from 11% to 0%. If these updated assumptions had been applied in November 2024, the resulting fair value of the Company’s ordinary shares would have been expected to increase by 12.8%.

•	The increase in the fair value of the Company’s Class A ordinary shares is also supported by a range of positive developments in the Company’s operations and business / earnings outlook, particularly in the first quarter of 2025, which formed the basis for the underwriters’ advice to determining the Preliminary Price Range, among other market-based factors (as discussed below). These developments indicate stronger-than-expected growth momentum and earnings prospect, which justify an upward revision in the projected financial performance (as compared to the more conservative projection in November 2024):

o	the Company maintained steady organic growth, as evidenced by the continued expansion of its teahouse network, which was supported by solid customer demand, successful market penetration, and launch of new products. As of the end of the first quarter of 2025, the number of teahouses increased to 6,681, up from 6,440 as of December 31, 2024;

o	during the first quarter of 2025, the Company made meaningful progress in overseas expansion, driving the number of teahouses overseas from 156 as of December 31, 2024 to 169 as of March 31, 2025, including successful entry into new emerging markets with attractive growth potential such as Indonesia, which further diversified its revenue base and reinforced its growth outlook outside of China;

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o	total GMV generated in China and overseas reached over RMB8,231 million in the first quarter of 2025 compared to RMB8,177 million in the fourth quarter of 2024 and RMB5,962 million in the first quarter of 2024. This steady GMV growth supports a more positive growth and profitability prospect compared to that observed in the last quarter of 2024, during which total GMV decreased sequentially from the previous quarter ended September 30, 2024;

o	the Company launched nine new tea drinks after November 2024, all of which were well received by customers as evidenced by an aggregate of 63.4 million cups sold in the first quarter of 2025, which underscores the Company’s product development capability and consumer engagement;

o	with continued business expansion, the Company continued to benefit from economies of scale and improvements in operational efficiency, which further enhances the management’s profitability outlook; and

o	the expectation that this offering will provide the Company with additional capital to continue growing its business, enhance the Company's ability to access capital markets to finance the continuous development of its business, and raise the Company's profile among its customers and shareholders.

Notably, the November 2024 valuation was based on more conservative business growth assumptions (resulting from a slowdown in teahouse network expansion and decreased total GMV during the second half of 2024 as previously disclosed). However, based on the teahouse network expansion and GMV growth observed in the first quarter of 2025, the management witnessed a stronger-than-expected recovery and growth trajectory, which led it to believe that the business growth and earnings prospect for the rest of 2025 has improved as compared to the prior expectation in late 2024. Accordingly, the Company has updated both its financial projections and discount rate (from 19% to 18%) used in the DCF method to reflect a more optimistic outlook, leading to an additional increase in the estimated fair value of the Company’s Class A ordinary shares by 69.7%.

•	In addition, the trading performance of industry peers improved significantly in the first quarter of 2025. Since January 1, 2025, two comparable PRC-based beverage chains listed on the Hong Kong Stock Exchange have experienced significant increases in their price-to-earnings (P/E) ratios. The stock prices of these two peer companies increased by 45% and 78% respectively from their first trading day to March 31, 2025. This positive development reflects an enhanced market sentiment towards investing in the PRC tea drinks industry, contributing to the remaining portion of the increase in the estimated fair value of the Company’s Class A ordinary shares. Accordingly, the updated market benchmarks and improved valuation multiples were considered by the Company and its underwriters in determining the Preliminary Price Range.

•	Last but not least, the Company received favorable indications of interest from potential qualified investors during the “testing the waters” meetings conducted in connection with the IPO as disclosed in the preliminary prospectus. Feedback from these qualified institutional investors suggested strong investor interest at a valuation that is materially higher than previously contemplated. As such, the Preliminary Price Range reflects investor willingness to participate in the IPO at a price that considers qualitative and quantitative factors that were not objectively measurable or explicitly reflected in the Company’s earlier valuations as a privately-held company.

The Company has revised disclosures on page 99 and page 100 to incorporate the above analysis.

Exhibit Index, page II-4

2.	Please file a revised legal opinion that includes the specific number of securities being registered, consistent with the prospectus cover page and filing fee table.

The Company respectfully advised the Staff that it has filed a revised legal opinion as Exhibit 5.1 that includes the specific number of securities being registered, consistent with the prospectus cover page and filing fee table.

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If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

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